KW 3/7

13013808

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68003

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 AND ENDING 12/31/2012
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stout Causey Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

910 Ridgebrook Road
(No. and Street)

Sparks	Maryland	21152
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher Helmrath, President (410) 785-8049
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smith Elliott Kearns & Company, LLC
(Name – *if individual, state last, first, middle name*)

480 North Potomac Street	Hagerstown	Maryland	21740
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 01 2013
Washington DC
405

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Christopher Helmrath, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stout Causey Capital Corporation, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public MY COMMISSION EXPIRES: 11.19.2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068003 FINRA DEC
STOUT CAUSEY CAPITAL CORPORATION 14*14
910 RIDGEBROOK RD
SPARKS MD 21152-9390

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 8415

B. Less payment made with SIPC-6 filed (exclude interest) (887)
10/3/2012
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 7,528

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 7,528

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 7,528

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Stout Causey Capital Corporation
(Name of Corporation, Partnership or other organization)

Dana C. Hopps
(Authorized Signature)

CFO
(Title)

Dated the 21st day of February, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,932,188
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	2,566,030
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	2,566,030
2d. SIPC Net Operating Revenues	$ 3,366,158
2e. General Assessment @ .0025	$ 8,415
	(to page 1, line 2.A.)

Stout Causey Capital Corporation
Analysis of Deduction on SIPC-7
2012

Engagement #	Internal Client Name	Quarter Ended: 3/31/2012	6/30/2012	9/30/2012	12/31/2012	YTD 2012	Description
MED000.74	Medici	$ 227,143	$ 273,050	$ 77,196	$ 122,820	700,209	Not related directly or indirectly to securitie:
TIG000.74	Tiger			-	324,089	324,089	Not related directly or indirectly to securitie:
KIN000.74	Kinetic	77,461	170,000	-	-	247,461	Not related directly or indirectly to securitie:
CON001.74	Content	78,376	28,425	10,575	-	117,376	Not related directly or indirectly to securitie:
IVA000.74	Ivantage	-	-	38,753	-	38,753	Not related directly or indirectly to securitie:
MIN130.74	Mind Over Machines, Inc.				38,044	38,044	Not related directly or indirectly to securitie:
IND400.74	Industry Retail Group				37,320	37,320	Not related directly or indirectly to securitie:
EMG110.74	EMG Corporation	13,348	16,150	915	-	30,413	Not related directly or indirectly to securitie:
PRE920.74	Precision Products Group	2,854		17,388	-	20,241	Not related directly or indirectly to securitie:
STCJAC.73	The Estate of Michael Jackson			837,400	-	837,400	Non Deal Revenue done by Shot Tower Capital
PRE000.73	Precise			45,705	71,653	117,358	Not related directly or indirectly to securitie:
CYB000.74	Cyber	5,826	4,663	-	7,178	17,666	Not related directly or indirectly to securitie:
				-	-	-	
Other Small Projects		10,019	(4,035)	129,048	(95,330)	39,702	
Non-Deal Revenue		**$ 415,026**	**$ 488,252**	**$ 1,156,979**	**$ 505,772**	**$ 2,566,030**	
Deal Revenue:							
STCJAC.73	The Estate of Michael Jackson			$ 1,972,600	$ -	$ 1,972,600	Deal Revenue done by Shot Tower Capital
COL000.73	Columbus	40,000		810,459	-	850,459	
TER001.73	Terra	334,725		750	-	335,475	
FRE341.73	Sherlock			30,000	120,000	150,000	
SILV00.73	Silver Oak	40,000		-	-	40,000	Retainer
PROT00.73	Protection			9,639	6,563	16,203	
KID000.73	Sprout				5,000	5,000	
HOL000.73	Hollywood.com				(3,578)	(3,578)	
Total Deal Revenue subject to SIPC Fee of .0025		**414,725**	**-**	**2,823,448**	**127,985**	**3,366,159**	
Total Revenue per Capital P&L		**$ 829,751**	**$ 488,252**	**$ 3,980,427**	**$ 633,758**	**$ 5,932,188**	
	Per P&L, YTD	829,751	1,318,003	5,298,431	5,932,189		

STOUT CAUSEY CAPITAL CORPORATION

Financial Statements
Together with Independent Auditor's Report

For the Year Ended December 31, 2012

CONTENTS

Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

Independent Auditor's Report

To the Board of Directors of
Stout Causey Capital Corporation

Report on the Financial Statements

We have audited the accompanying financial statements of Stout Causey Capital Corporation (a Maryland corporation) (the Company), which comprise the statement of financial condition, as of December 31, 2012, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant the Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

Opinion

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Stout Causey Capital Corporation as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Smith Elliott Kearns & Company, LLC

February 25, 2013
Hagerstown, Maryland

Stout Causey Capital Corporation

Statement of Financial Condition
December 31, 2012

Assets		
Cash and cash equivalents	$	1,192,396
Accounts receivable, net of allowance of $10,000		107,474
Total Assets	$	1,299,870
Liabilities and Stockholder's Equity		
Liabilities		
Due to affiliate	$	445,265
Accrued bonus		368,900
Total Liabilities	$	814,165
Stockholder's Equity		
Common stock, par value $1.00, 100,000 shares authorized, 8,650 shares issued and outstanding	$	8,650
Paid in capital		1,076,437
Accumulated deficit		(599,382)
Total Stockholder's Equity		485,705
Total Liabilities and Stockholder's Equity	$	1,299,870

The accompanying notes are an integral part of this financial statement.

Stout Causey Capital Corporation

Statement of Operations
For the Year Ended December 31, 2012

Fee Income	$	5,932,188
Expenses		
Salaries and payroll taxes	$	1,533,660
Other employee expenses		32,940
Other operating expenses		3,350,341
Total Expenses	$	4,916,941
Net Income	$	1,015,247

The accompanying notes are an integral part of this financial statement.

Stout Causey Capital Corporation

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2012

	Common Stock	Paid In Capital	Accumulated (Deficit)	Total Stockholder's Equity
Balance at December 31, 2011	$ 8,650	$ 1,076,437	$ (194,629)	$ 890,458
Net Income	-	-	1,015,247	1,015,247
Distributions to Stockholders	-	-	(1,420,000)	(1,420,000)
Balance at December 31, 2012	$ 8,650	$ 1,076,437	$ (599,382)	$ 485,705

The accompanying notes are an integral part of this financial statement.

Stout Causey Capital Corporation

Statement of Cash Flows
For the Year Ended December 31, 2012

Cash Flows From Operating Activities		
Net income	$	1,015,247
Adjustments to reconcile net income to net cash provided by operating activities		
Changes in assets and liabilities:		
Accounts receivable		52,035
Due to/from affiliate		750,821
Accrued bonus		368,900
Net Cash Provided by Operating Activities	$	2,187,003
Cash Flows From Financing Activities		
Distibutions to stockholders		(1,420,000)
Net change in Cash and Cash Equivalents	$	767,003
Cash and Cash Equivalents, beginning of year		425,393
Cash and Cash Equivalents, end of year	$	1,192,396

The accompanying notes are an integral part of this financial statement.

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Stout Causey Capital Corporation (the Company) was incorporated in the State of Maryland and is a broker/dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of SC&H Group, Inc. (the Parent).

Revenue Recognition

The Company provides consulting services related to mergers and acquisitions and business performance enhancement to organizations. The Company works on both a contingent fee and hourly fee basis. For contingent fee services, revenue is recognized upon settlement of a transaction. Hourly fees are billed on a monthly basis and revenue is recognized upon issuance of an invoice.

Cash and Credit Risk

The Company defines cash equivalents as cash held in checking accounts.

Cash held in banks may at times be in excess of the Federal Deposit Insurance Corporation insurance limit and management considers those circumstances to be a normal business risk.

Accounts Receivable

Accounts receivable represents hourly fees earned on activities that occurred prior to and to be paid after December 31, 2012.

The Company provides credit in the normal course of business to its customers and performs ongoing credit evaluations of those customers. Receivables are generally due thirty days after they are billed. The Company considers allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends, projection of trends, and other information. Management of the Company periodically reviews the collectability of accounts receivable, and those accounts which are considered not collectable are written off as bad debts. Based on management's review, an allowance for doubtful accounts of $10,000 has been recorded as of December 31, 2012.

Income Taxes

The Company is a Qualified Sub-Chapter S-Corporation, thus income is passed through to the Parent. The Parent is an S-Corporation for Federal and State income tax purposes. In lieu of corporation income taxes, the stockholders of the S-Corporation are taxed on their proportionate share of the Company's taxable income or loss. Therefore, no provision or liability for Federal or State income taxes has been provided in these financial statements.

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - cont'd.

Income Taxes – cont'd.

The Company follows the FASB Accounting Standards Codification, which provides guidance on accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of December 31, 2012, the Company had no uncertain tax positions that require either recognition or disclosure in the Company's financial statements. Generally, the tax years before 2009 are no longer subject to examination by federal, state or local taxing authorities.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and a maximum ratio of aggregate indebtedness to net capital. The Rule provides that minimum net capital shall exceed the greater of $5,000 or 12.5% of aggregated indebtedness and that aggregate indebtedness shall not exceed 8 times "net capital" as these terms are defined by the Rule. As of December 31, 2012, net capital is $378,231 and aggregate indebtedness is $814,165. Therefore, 12.5% of aggregate indebtedness, or $101,771, is greater than $5,000 and the Company has excess net capital of $276,460. Additionally, the Company's aggregated indebtedness of $814,165 is less than the maximum allowed of $3,025,848, or eight times net capital. As of December 31, 2012, the Company is in compliance with these rules.

3. RELATED PARTY TRANSACTIONS

The Company shares office space and personnel with affiliated companies. At the discretion of management, certain personnel expenses are charged to the Company. During the year ended December 31, 2012, personnel costs totaling approximately $1,533,660 were charged to the Company.

The Parent pays all indirect expenses of the Company. The Company maintains an intercompany balance with the Parent and is responsible for settling all liabilities to the Parent for the Company's portion of such costs. This agreement affects the Company's financial position and operating results in a manner that differs from those that might have been achieved if the Company was autonomous.

The Company maintains an operating cash account from which all direct expenses of the Company are paid. From time to time, the Company will advance cash to the Parent company.

At December 31, 2012, the Company owed $445,265 for reimbursement of various shared services. The payable is reported as "Due to affiliate" in the Company's statement of financial condition and is expected to be paid in full in 2013.

4. SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to December 31, 2012 through February 25, 2013, the date these financial statements were available to be issued. Based on the definitions and requirements of generally accepted accounting principles, management has not identified any events that have occurred subsequent to December 31, 2012 and through February 25, 2013, that require recognition or disclosure in the financial statements.

Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors of
Stout Causey Capital Corporation

We have audited the accompanying financial statements of Stout Causey Capital Corporation as of and for the year ended December 31, 2012, and have issued our report thereon dated February 25, 2013, which contained an unmodified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Smith Elliott Kearns & Company, LLC

February 25, 2013
Hagerstown, Maryland

Stout Causey Capital Corporation

Schedule I - Computation of Net Capital and Required Net Capital Under Rule 15c3-1 For the Year Ended December 31, 2012

Net Capital		
Total Capital Funds	$	485,705
Deductions		
Non-allowable receivables		(107,474)
Net Capital	$	378,231
Minimum Net Capital		101,771
Excess Net Capital	$	276,460
Total Aggregate Indebtedness	$	814,165
Ratio of Aggregate Indebtedness to Net Capital (maximum 8.00)		2.15

Stout Causey Capital Corporation
Schedule II – Reconciliation Between Audited and Unaudited Statements of Financial Condition
For the Year Ended December 31, 2012

There were no material differences between the audited Statement of Financial Condition contained in this report and the unaudited Statement of Financial Condition included in the Company's unaudited FOCUS Report Part IIA filed as of December 31, 2012.

Stout Causey Capital Corporation
Schedule III – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
For the Year Ended December 31, 2012

The Company is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is exempt pursuant to (k)(2)(i).

Stout Causey Capital Corporation
Schedule IV– Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commissions
For the Year Ended December 31, 2012

The Company is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is exempt pursuant to (k)(2)(i).

Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5
FOR THE YEAR ENDED DECEMBER 31, 2012

To the Board of Directors of
Stout Causey Capital Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Stout Causey Capital Corporation (a Maryland Corporation) (the Company), as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemption provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Smith Elliott Kearns & Company, LLC

February 25, 2013
Hagerstown, Maryland